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                                                                 Exhibit (a)(17)


February 3, 1999



Mr. Lynn P. Reitnouer
Chairman of the Board
COHR Inc.
21540 Plummer Street
Chatsworth, CA  91311-4103

Dear Lynn:

As you know, Three Cities Fund II, Three Cities Offshore II and TCF Acquisition Corporation strongly believe that the letter Charles Weisman sent to COHR Inc. yesterday, even supplemented as it apparently was yesterday evening, did not meet the minimum requirements for a Superior Proposal as that term is defined in Paragraph 7.1(e) of the Plan and Agreement of Merger between COHR Inc. and TCF Acquisition Corporation. Nonetheless, COHR's Board apparently determined that Mr. Weisman's letter did constitute a Superior Proposal.

While the Three Cities Funds are confident they will prevail if the issue of whether Mr. Weisman's letter could be a Superior Proposal is tested in court, as holders of more than 48% of COHR's stock, the Three Cities Funds are very much concerned about the harm to COHR's business, and therefore to its stockholders, if COHR continues to pursue the possible transaction with Managed Healthcare Associates described in Mr. Weisman's letter. Managed Healthcare Associates is a competitor of COHR. Its due diligence efforts inevitably give it access to information it can use to competitive advantage against COHR. Further, announcement that Managed Healthcare Associates might acquire COHR could seriously, and perhaps irreparably, impair COHR's relationships with at least some of its customers and key employees. Therefore, in order to eliminate any concerns the COHR Board might have about the transaction described in the Plan and Agreement of Merger between COHR and TCF Acquisition, and make it even clearer that the transaction described in Mr. Weisman's letter, as supplemented, is not more favorable to COHR's stockholders than the Tender Offer and the Merger under the Plan and Agreement of Merger between TCF Acquisition and COHR, TCF Acquisition is prepared to modify that Plan and Agreement of Merger as follows:

1. TCF Acquisition will pay $5.50 per share for shares which are purchased through the Tender Offer.


2. The expiration date of the Tender Offer will be not less than 10 business days, and not more than 20 business days, after the revised terms of the Tender Offer are announced. TCF Acquisition will pay, promptly after the Tender Offer expires, $5.50 for each share which is properly tendered and not withdrawn.


3. As promptly as practicable after the Tender Offer expires, TCF Acquisition will cause the Merger of TCF Acquisition to take place and the COHR stockholders other than TCF Acquisition and its affiliates to receive $5.50 per share as a result of the Merger.

4. If the stockholder litigation is settled within 210 days after the Tender Offer was initially commenced (i.e., by August 2, 1999) on a basis which will not require COHR to pay more than $1 million net of any insurance proceeds, TCF Acquisition will pay an additional $1.50 per share to the persons whose shares were purchased through the Tender Offer or who were stockholders at the time of the Merger (increasing the total payment to $7 per share).

5.       Paragraphs 5.4(b), 5.4(c), 7.1(e), 7.1(f), 9.2 and 9.4 will be deleted from the Plan and Agreement of Merger.
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The proposal to modify the Plan and Agreement of Merger as described above will remain available until 7:00 P.M., New York City time, on February 3, 1999. If by that time, COHR's Board of Directors (i) determines that the amended Plan and Agreement of Merger is more favorable to the Company's stockholders than what is contained in Mr. Weisman's letter, as supplemented by the additional agreements apparently made last night, (ii) determines that, notwithstanding the letter from Mr. Weisman, as supplemented, the amended Tender Offer and Merger are fair to and in the best interest of COHR and its stockholders, (iii) approves the amendments to the Plan and Agreement of Merger and (iv) resolves to recommend that COHR's stockholders accept the amended Tender Offer, tender their shares in response to the amended Tender Offer, and adopt and approve the amended Plan and Agreement of Merger with TCF Acquisition and the Merger, TCF Acquisition will promptly executed an Amended Plan and Agreement of Merger containing the amended terms and announce the revised terms of the Tender Offer. If COHR's Board of Directors does not do that by 7:00 P.M. on February 3, 1999, the offer to amend the Plan and Agreement of Merger set forth above will terminate. At that time, the Three Cities Funds and TCF Acquisition intend to pursue their legal remedies.

Very truly yours,

TCF ACQUISITION CORPORATION

By: __________________________________
    President